Exhibit 99.1

Burning Rock Announces Results of 2024 Annual General Meeting

GUANGZHOU, China, December 31, 2024—Burning Rock Biotech Limited (NASDAQ: BNR, the “Company” or “Burning Rock”), a company focusing on the application of next generation sequencing (NGS) technology in the field of precision oncology, today announced that all shareholder resolutions proposed at the Company’s 2024 annual general meeting held today were duly passed. Specifically, the shareholders passed the following resolutions:

1.

as an ordinary resolution, THAT the appointment of Ernst & Young Hua Ming LLP as auditor of the Company for the fiscal year ending December 31, 2024 be ratified and that the directors of the Company be authorized to determine the remuneration of the auditor;

2.	as an ordinary resolution, THAT Yusheng Han and Gang Lu be re-elected as directors of the Company; and

3.

as an ordinary resolution, THAT each of the directors of the Company be authorized to take any and all action that might be necessary to effect the foregoing resolutions as such director, in his or her absolute discretion, thinks fit.

About Burning Rock

Burning Rock Biotech Limited (NASDAQ: BNR), whose mission is to guard life via science, focuses on the application of next generation sequencing (NGS) technology in the field of precision oncology. Its business consists of i) NGS-based therapy selection testing for late-stage cancer patients, and ii) cancer early detection, which has moved beyond proof-of-concept R&D into the clinical validation stage.

For more information about Burning Rock, please visit: ir.brbiotech.com.